Filed Pursuant to Rule 424(b)(3)

Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 9 DATED MARCH 30, 2017

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated April 11, 2016, Supplement No. 1 dated May 19, 2016, Supplement No. 2 dated June 17, 2016, Supplement No. 3 dated August 19, 2016, Supplement No. 4 dated November 16, 2016, Supplement No. 5 dated February 2, 2017, Supplement No. 6 dated February 17, 2017, Supplement No. 7 dated March 15, 2017 and Supplement No. 8 dated March 27, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	updates to our risk factors;

•	information regarding our share redemption program;

•	information regarding related party fees and expenses;

•	an update regarding the second quarter 2017 cash distribution declaration;

•	our distribution declaration history;

•	selected financial data;

•	revised disclosure regarding our sponsor’s investment allocation policy;

•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include information for the year ended December 31, 2016; and

•	our audited consolidated financial statements as of and for the year ended December 31, 2016.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares and up to $500 million in Class T shares.

We previously disclosed that we would close our primary offering to new subscriptions commencing five business days after reaching the $200 million threshold. On March 24, 2017, we crossed such threshold, having received, as of the close of business on such day, aggregate gross offering proceeds of approximately $203.9 million in our primary offering, consisting of approximately $150.9 million from the sale of approximately 14.0 million Class A shares and approximately $53.0 million from the sale of approximately 5.0 million Class T shares.

In connection with the close down, we will accept subscription agreements only if they are received by our transfer agent, DST Systems, Inc., on or before the close of business on March 31, 2017 (the “Close Date”). For non-qualified account subscriptions received by the Close Date, such accounts must be in good order and generally be fully funded no later than the close of business on April 7, 2017. For qualified account and other custodial account subscriptions received by the Close Date, such subscriptions must be in good order no later than the close of business on April 7, 2017 and the funds must generally be received no later than the close of business on May 12, 2017.

As of March 24, 2017, we had also received aggregate gross offering proceeds of approximately $1.7 million from the sale of Class A shares and Class T shares pursuant to our distribution reinvestment plan. We currently plan to continue to offer shares under our distribution reinvestment plan beyond the Close Date; however, we may terminate the distribution reinvestment plan offering at any time.

Updates to Our Risk Factors

The second risk factor on the cover page of our prospectus is hereby replaced with the following:

•	We have paid distributions from sources other than our cash flows from operations, including from the net proceeds of this offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From commencement of paying cash distributions in November 2015 through December 31, 2015, we funded 100% of our distributions using offering proceeds. For the year ended December 31, 2016, we funded 4.1% of our distributions using cash flow from operations and 95.9% using offering proceeds. Until we generate cash flows sufficient to pay all of the distributions to you, we may pay distributions from the net proceeds of this offering or from borrowings in anticipation of future cash flows.

The third risk factor under the “Summary Risk Factors” subsection under the “Prospectus Summary” section of our prospectus is hereby replaced with the following:

•	We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced. From commencement of paying cash distributions in November 2015 through December 31, 2015, we funded 100% of our distributions using offering proceeds. For the year ended December 31, 2016, we funded 4.1% of our distributions using cash flow from operations and 95.9% using offering proceeds.

The risk factor under “Risks Related to this Offering and an Investment in Strategic Storage Growth Trust, Inc.” titled, “We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced” is hereby deleted and replaced with the following:

We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced.

In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities, or sell assets in order to fund the distributions or make the distributions out of net proceeds from our offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From commencement of paying cash distributions in November 2015 through December 31, 2015, we funded 100% of our distributions using offering proceeds. For the year ended December 31, 2016, we funded 4.1% of our distributions using cash flow from operations and 95.9% using offering proceeds. If we continue to pay distributions from sources other than cash flow from operations, we will have fewer funds available for acquiring properties, which may reduce our stockholders’ overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock may be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize a capital gain.

Share Redemption Program Information

Since inception, we have received one redemption request for approximately 4,000 shares (approximately $36,000) which was fulfilled in January 2017.

Related Party Fees and Expenses

The following table summarizes related party costs incurred and paid by us for the years ended December 31, 2015 and 2016, as well as any related amounts payable as of December 31, 2015 and 2016:

	Year Ended December 31, 2015			Year Ended December 31, 2016
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$774,212	$748,513	$25,699	$545,696	$561,480	$9,915
Asset management fees	180,060	216,308	—	417,217	409,967	7,250
Property management fees(1)	378,190	446,336	—	565,519	565,519	—
Acquisition expenses	822,798	775,620	117,075	753,090	863,741	6,424
Debt issuance costs	143,773	41,523	102,250	65,015	167,265	—
Capitalized
Debt issuance costs	—	165,542	—	—	—	—
Other assets	20,000	107,405	—	—	—	—
Additional Paid-in Capital
Selling commissions	1,462,535	1,490,534	—	5,348,277	5,348,277	—
Dealer Manager fees	365,634	372,474	5,161	1,474,763	1,380,898	99,026
Stockholder servicing fees(2)	—	—	—	873,133	32,213	840,920
Offering costs	471,519	1,850,917	2,812	431,718	434,530	—

Total	$4,618,721	$6,215,172	$252,997	$10,474,428	$9,763,890	$963,535

(1)	During the years ended December 31, 2015 and 2016, property management fees include approximately $92,000 and approximately $475,000, respectively, of fees paid to the sub-property manager of our properties.
(2)	The Company pays our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering.

Second Quarter 2017 Cash Distribution Declaration

On March 14, 2017, our board of directors declared a daily distribution in the amount of $0.0010958904 per day per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day of the period commencing on April 1, 2017 and ending June 30, 2017. In connection with this distribution, after the stockholder servicing fee is paid, approximately $0.0008364384 per day will be paid per Class T share purchased at $9.47 and approximately $0.0008060274 per day will be paid per Class T share purchased at $10.58. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Distribution Declaration History

The “Description of Shares – Distribution Declaration History” section on pages 165-166 of the prospectus is hereby updated to include the following:

The following table shows the cash distributions we have paid through December 31, 2016:

Quarter	Preferred Unitholders	OP Unit Holders	Common Stockholders (1)	Distributions Declared per Common Share
1st Quarter 2014	$—	$—	$—	$—
2nd Quarter 2014	$—	$—	$—	$—
3rd Quarter 2014	$41,513	$—	$—	$—
4th Quarter 2014	$151,008	$—	$—	$—
1st Quarter 2015	$121,579	$—	$—	$—
2nd Quarter 2015	$384,709	$—	$—	$—
3rd Quarter 2015	$298,384	$—	$—	$—
4th Quarter 2015	$276,536	$—	$5,983	$0.016
1st Quarter 2016	$276,906	$978	$37,736	$0.050
2nd Quarter 2016	$375,248	$1,684	$104,540	$0.100
3rd Quarter 2016	$164,528	$2,022	$164,748	$0.100
4th Quarter 2016	$1,591,416	$1,999	$269,022	$0.100

(1)	Declared distributions are paid monthly in arrears.

The following shows our cash distributions and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2016		Year Ended December 31, 2015
Distributions paid in cash — common stockholders	$576,046		$5,983
Distributions paid in cash — Operating Partnership unitholders	6,683		—
Distributions paid in cash — preferred unitholders	2,408,098		1,081,208
Distributions reinvested	1,112,347		10,706

Total distributions	$4,103,174		$1,097,897

Source of distributions
Cash flows provided by operations	$167,590	4.1%	$—	—
Offering proceeds from Primary Offering	2,823,237	68.8%	1,087,191	99.0%
Offering proceeds from distribution reinvestment plan	1,112,347	27.1%	10,706	1.0%

Total sources	$4,103,174	100.0%	$1,097,897	100.0%

From our inception through December 31, 2016, we paid cumulative distributions of approximately $5.4 million (including approximately $3.7 million related to our preferred unitholders), as compared to cumulative net loss attributable to our common stockholders of approximately $12.7 million. For the year ended December 31, 2016, we paid distributions of approximately $4.1 million, as compared to a net loss attributable to our common stockholders of approximately $5.4 million. Net loss attributable to our common stockholders for the year ended December 31, 2016 reflects non-cash depreciation and amortization of approximately $3.9 million, acquisition related expenses of approximately $1.0 million, and distributions to preferred unitholders of approximately $1.4 million. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $6.7 million, acquisition related expenses of approximately $2.7 million, and distributions to preferred unitholders of approximately $3.7 million.

For the year ended December 31, 2016, we paid total distributions of approximately $4.1 million. For the year ended December 31, 2015, we paid total distributions of approximately $1.1 million. From our commencement of paying cash distributions on our common shares in November 2015 through December 31, 2015, the payment of distributions has been paid solely from offering proceeds. For the year ended December 31, 2016, the payment of distributions was paid 4.1% from cash flow from operations and 95.9% from offering proceeds.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our Primary Offering and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Selected Financial Data

Below is our selected financial data for the periods shown below.

	As of and for the Year Ended December 31, 2016	As of and for the Year Ended December 31, 2015	As of and for the Year Ended December 31, 2014	As of and for the Period March 12, 2013 (date of inception) through December 31, 2013
Operating Data
Total revenues	$9,313,759	$4,857,407	$665,135	$—
Operating loss	(1,857,951)	(2,350,689)	(1,219,938)	—
Net loss attributable to Strategic Storage Growth Trust, Inc.	(5,372,461)	(5,465,772)	(1,817,257)	—
Net loss per Class A common share-basic and diluted	(0.99)	(4.59)	(7.31)	—
Net loss per Class T common share-basic and diluted	(0.99)	(4.59)	—	—
Dividends declared per common share	0.350	0.016	—	—
Balance Sheet Data
Real estate facilities	$87,581,604	$60,329,399	$18,967,479	$—
Total assets	93,937,975	69,929,708	24,967,883	202,000
Total debt	12,509,308	38,300,000	9,545,386	—
Total liabilities	15,278,591	40,644,751	11,964,177	—
Equity	77,572,781	13,389,399	3,095,402	202,000
Other Data
Net cash provided by (used in) operating activities	$167,590	$(672,711)	$(598,022)	$—
Net cash used in investing activities	(29,988,936)	(44,311,649)	(20,172,479)	—
Net cash provided by financing activities	26,923,887	47,084,108	25,068,799	202,000

Revised Disclosure Regarding Our Sponsor’s Investment Allocation Policy

The fourth and fifth bullet points in the “Certain Conflict Resolution Procedures” sub-section in the “Conflicts of Interest” section of the prospectus are hereby deleted and replaced with the following:

•	In the event that an investment opportunity becomes available, our sponsor will allocate such investment opportunity to us, SST II, Strategic Storage Trust IV, Inc. (“SST IV”), Strategic Student Senior Trust, Inc. (“SSSST”) or to us based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;

•	the strategic location of the investment in relationship to existing properties owned by each program;

•	the effect of the investment on the diversification of each program’s investments; and

•	the impact of the financial metrics of the investment, such as revenue per square foot, on each program.

•	If, after consideration and analysis of these factors, the investment opportunity is suitable for us, SST II, SST IV and/or SSSST, then:

•	SST II will have priority for larger portfolios of stabilized properties with an aggregate purchase price in excess of $150 million;

•	we will have priority for growth properties until we have aggregate assets (based on contract purchase price) of $250 million or more;

•	SST IV will have priority for all stabilized properties and portfolios with aggregate purchase prices less than $150 million and growth properties once we have aggregate assets (based on contract purchase price) of $250 million; and

•	SSSST will have priority for any self storage properties passed upon by us, SST II and SST IV.

In the event all acquisition allocation factors have been exhausted and an investment opportunity remains suitable for two or more of SST II, us, SST IV, or SSSST, then our sponsor will offer the investment opportunity to the program that has had the longest period of time elapse since it was offered an investment opportunity. It will be the duty of our board of directors, including the independent directors, to ensure that this method is applied fairly to us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the “Selected Financial Data” above and our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

Strategic Storage Growth Trust, Inc. was formed on March 12, 2013 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. Our year end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Growth Trust, Inc. and each of our subsidiaries.

SmartStop Asset Management, LLC (our “Sponsor”), is the sponsor of our Offering (as defined below). Our Sponsor became our sponsor on October 1, 2015 in connection with the merger of SmartStop Self Storage, Inc. into Extra Space Storage, Inc. Our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of SS Growth Advisor, LLC, a Delaware limited liability company (our “Advisor”) and owns 100% of SS Growth Property Management, LLC, a Delaware limited liability company (our “Property Manager”). See Note 1 of the Notes to the Consolidated Financial Statements contained in this supplement for further details about our affiliates.

On January 20, 2015, we commenced a public offering of a maximum of $1,000,000,000 in common shares for sale to the public (the “Primary Offering”) and $95,000,000 in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering,” or the “Offering”). On September 28, 2015, we revised our Public Offering and are now offering two classes of shares of common stock: Class A common stock, $0.001 par value per share (the “Class A Shares”) and Class T common stock, $0.001 par value per share (the “Class T Shares”). As of December 31, 2016, we had sold approximately 8.5 million Class A Shares and approximately 1.7 million Class T Shares in our Public and Private Offerings for gross proceeds of approximately $89.5 million and approximately $17.9 million, respectively. We intend to invest the net proceeds from our offerings primarily in opportunistic self storage facilities, which may include facilities to be developed, currently under development or in lease-up and self storage facilities in need of expansion, redevelopment or repositioning.

As of December 31, 2016, we owned 17 self storage facilities located in eight states (Arizona, California, Colorado, Florida, Illinois, Nevada, North Carolina and Texas) and Canada (the Greater Toronto Area) comprising approximately 11,600 units and approximately 1,312,500 rentable square feet.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We allocate the purchase prices of acquired properties based on a number of estimates and assumptions. We allocate the purchase prices to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. These estimated fair values are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which we estimate based upon the relative size, age, and location of the individual property along with actual historical and estimated occupancy and rental rate levels, and other relevant factors. If available, and determined by management to be appropriate, appraised values are used, rather than these estimated values. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. The determination of market rates is also subject to a number of estimates and assumptions. Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Long-Lived Assets

The majority of our assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the Code) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2014. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in a manner that will enable us to continue to qualify for treatment as a REIT for federal income tax purposes, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; (ii) sales of packing- and storage-related supplies at our storage facilities; and (iii) until October 1, 2015, our tenant insurance program. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

As of December 31, 2016 and 2015, we owned 17 and 12 self storage properties, respectively. Our operating results for the year ended December 31, 2015 include results for partial year periods for nine self storage facilities that we owned as of December 31, 2015, while our operating results for the year ended December 31, 2016 include full year periods for twelve self storage facilities plus partial year periods for the two operating self storage facilities we acquired during 2016; therefore, we believe there is little basis for comparison between the years ended December 31, 2016 and 2015. Operating results in future periods will depend on the results of operations of these properties and of the real estate properties that we acquire in the future.

Comparison of the Years Ended December 31, 2016 and 2015

Total Revenues

Total revenues for the year ended December 31, 2016 were approximately $9.3 million, as compared to total revenues for the year ended December 31, 2015 of approximately $4.9 million, an increase of approximately $4.4 million. The increase in total revenues is primarily attributable to the inclusion of full year results for the nine self storage properties acquired during 2015 and, to a lesser extent, the partial year results from the acquisition of two operating self storage properties during 2016. We expect total revenues to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2016 were approximately $4.0 million, as compared to property operating expenses for the year ended December 31, 2015 of approximately $2.2 million, an increase of approximately $1.8 million. Property operating expenses includes the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to the inclusion of full year results for the nine self storage properties acquired during 2015 and, to a lesser extent, the partial year results from the acquisition of two operating self storage properties during 2016. We expect property operating expenses to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the year ended December 31, 2016 were approximately $1.0 million, as compared to property operating expenses – affiliates for the year ended December 31, 2015 of approximately $0.6 million, an increase of approximately $0.4 million. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is primarily attributable to the inclusion of full year results for the nine self storage properties acquired during 2015 and, to a lesser extent, the partial year results from the acquisition of two operating self storage properties during 2016. We expect property operating expenses – affiliates to increase in future periods as we have a full year of results from our 2016 acquisitions and commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2016 were approximately $1.9 million, as compared to general and administrative expenses for the year ended December 31, 2015 of approximately $1.2 million, an increase of approximately $0.7 million. General and administrative expenses consist primarily of legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors’ related costs. We expect general and administrative expenses to increase in the future as our operational activity increases.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the year ended December 31, 2016 were approximately $3.3 million, as compared to approximately $2.1 million for the year ended December 31, 2015. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to the inclusion of full year results for the nine self storage properties acquired during 2015 and, to a lesser extent, the partial year results from the acquisition of two operating self storage properties during 2016. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the year ended December 31, 2016 were approximately $0.8 million, as compared to approximately $0.8 million for the year ended December 31, 2015. These acquisition expenses primarily relate to the costs associated with the five properties acquired during 2016 and nine properties acquired in 2015. We expect acquisition expenses - affiliates to fluctuate commensurate with our acquisition activities.

Other Property Acquisition Expenses

Other property acquisition expenses for the year ended December 31, 2016 were approximately $0.3 million, as compared to approximately $0.3 million for the year ended December 31, 2015. These acquisition expenses primarily relate to the due diligence costs associated with the five properties acquired during 2016 and nine properties acquired in 2015. We expect acquisition expenses to fluctuate commensurate with our acquisition activities.

Interest Expense

Interest expense for the year ended December 31, 2016 was approximately $1.4 million, as compared to approximately $0.7 million for the year ended December 31, 2015, an increase of approximately $0.7 million. The increase in interest expense is attributable to the debt obtained in conjunction with the acquisition of nine self storage properties during 2015 and two properties in 2016. We expect interest expense to fluctuate in future periods commensurate with future increases to our debt level.

Interest Expense – Debt Issuance Costs

Interest expense – debt issuance costs for the year ended December 31, 2016 were approximately $0.6 million, as compared to approximately $0.4 million for the year ended December 31, 2015, an increase of approximately $0.2 million. The increase in interest expense – debt issuance costs is attributable to the costs incurred in connection with obtaining financing for the acquisition of nine self storage properties during 2015 and two properties acquired in 2016. We expect debt issuance costs expense to fluctuate in future periods commensurate with our future financing activity.

Distributions to Preferred Unitholders in our Operating Partnership

Distributions to preferred unitholders in our Operating Partnership for the year ended December 31, 2016 were approximately $1.4 million, as compared to approximately $1.9 million for the year ended December 31, 2015, a decrease of approximately $0.5 million. The decrease in distributions to preferred unitholders in our Operating Partnership is attributable to the decreasing balance in preferred equity investment in our Operating Partnership during 2016.

Same-Store Facility Results

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since January 1, 2015) for the years ended December 31, 2016 and 2015. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition or development activity.

	Same-Store Facilities			Non Same-Store Facilities			Total
	2016	2015	% Change	2016	2015	% Change	2016	2015	% Change
Revenue(1)	$2,622,586	$2,169,319	20.9%	$6,691,173	$2,688,088	N/M	$9,313,759	$4,857,407	91.7%
Property operating expenses(2)	1,000,326	1,048,269	(4.6)%	3,581,265	1,535,094	N/M	4,581,591	2,583,363	77.3%

Operating income	$1,622,260	$1,121,050	44.7%	$3,109,908	$1,152,994	N/M	$4,732,168	$2,274,044	108.1%

Number of facilities	3	3		14	9		17	12
Rentable square feet(3)	348,500	348,500		964,000	548,000		1,312,500	896,500
Average physical occupancy(4)	89.8%	79.3%		N/M	N/M		84.4%	79.5%
Annualized rent per occupied square foot(5)	$9.60	$8.95		N/M	N/M		$11.15	$10.26

N/M	Not meaningful
(1)	Revenue includes rental revenue, ancillary revenue, and administrative and late fees.

(2)	Property operating expenses excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization expense and acquisition expenses, but includes property management fees.
(3)	Of the total rentable square feet, parking represented approximately 117,000 and 76,000 square feet as of December 31, 2016 and 2015, respectively. On a same-store basis, for the same periods, parking represented approximately 72,000 square feet.
(4)	Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate.
(5)	Determined by dividing the aggregate realized revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized revenue and occupied square feet related to parking herein for the purpose of calculating annualized rent per occupied square foot.

Comparison of the Years Ended December 31, 2015 and 2014

Total Revenues

Total revenues for the year ended December 31, 2015 was approximately $4.9 million, as compared to total revenues for the year ended December 31, 2014 of approximately $0.7 million, an increase of approximately $4.2 million. The increase in total revenues is primarily attributable to the acquisition of nine self storage properties during 2015 and, to a lesser extent, a full year of operations from the three properties acquired during 2014.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2015 were approximately $2.2 million, as compared to property operating expenses for the year ended December 31, 2014 of approximately $0.3 million, an increase of approximately $1.9 million. Property operating expenses includes the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to the acquisition of nine self storage properties during 2015 and, to a lesser extent, a full year of operations from the three properties acquired during 2014.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the year ended December 31, 2015 were approximately $0.6 million, as compared to property operating expenses – affiliates for the year ended December 31, 2014 of approximately $0.1 million, an increase of approximately $0.5 million. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is primarily attributable to the acquisition of nine self storage properties during 2015 and, to a lesser extent, a full year of operations from the three properties acquired during 2014.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2015 were approximately $1.2 million, as compared to general and administrative expenses for the year ended December 31, 2014 of approximately $0.5 million, an increase of approximately $0.7 million. General and administrative expenses consist primarily of legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors’ related costs.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the year ended December 31, 2015 were approximately $2.1 million, as compared to approximately $0.4 million for the year ended December 31, 2014. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to the acquisition of nine self storage properties during 2015 and to a lesser extent a full year of operations from the three properties acquired during 2014.

Acquisition Expenses - Affiliates

Acquisition expenses – affiliates for the year ended December 31, 2015 were approximately $0.8 million, as compared to approximately $0.5 million for the year ended December 31, 2014. These acquisition expenses primarily relate to the costs associated with the nine properties acquired during 2015 and three properties acquired in the third quarter of 2014.

Other Property Acquisition Expenses

Other property acquisition expenses for the year ended December 31, 2015 were approximately $0.3 million, as compared to approximately $0.1 million for the year ended December 31, 2014. These acquisition expenses primarily relate to the due diligence costs associated with the nine properties acquired during 2015 and three properties acquired in the third quarter of 2014.

Interest Expense

Interest expense for the year ended December 31, 2015 was approximately $0.7 million, as compared to approximately $0.2 million for the year ended December 31, 2014. The increase in interest expense is attributable to the debt obtained in conjunction with the acquisition of nine self storage properties during 2015.

Debt issuance costs expense

Debt issuance costs expense for the year ended December 31, 2015 were approximately $0.4 million, as compared to approximately $0.1 million for the year ended December 31, 2014. The increase in debt issuance costs expense is attributable to the costs incurred in connection with obtaining financing for the acquisition of nine self storage properties during 2015.

Distributions to Preferred Unitholders in our Operating Partnership

Distributions to preferred unitholders in our Operating Partnership for the year ended December 31, 2015 were approximately $1.9 million, as compared to approximately $0.4 million for the year ended December 31, 2014. The increase in distributions to preferred unitholders in our Operating Partnership is attributable to the increase in preferred equity investment made in our Operating Partnership during 2015 which was used to partially finance the acquisitions of six self storage properties acquired during the first quarter of 2015.

Liquidity and Capital Resources

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2016 and 2015 are as follows:

	Year ended December 31, 2016	Year ended December 31, 2015	Change
Net cash flow provided by (used in):
Operating activities	$167,590	$(672,711)	$840,301
Investing activities	(29,988,936)	(44,311,649)	14,322,713
Financing activities	26,923,887	47,084,108	(20,160,221)

Cash flows provided by and used in operating activities for the years ended December 31, 2016 and 2015 were approximately $0.2 million and $0.7 million, respectively, an increase of approximately $0.8 million. The change in cash provided by our operating activities is primarily the result of an improvement in our net loss, excluding depreciation and amortization, as a result of improvements in our property operations.

Cash flows used in investing activities for the years ended December 31, 2016 and 2015 were approximately $30.0 million and $44.3 million, respectively, a decrease used of approximately $14.3 million. The change in cash used in investing activities primarily relates to a decrease in cash consideration paid for the purchase of real estate, net of an increase in funds expended for the development of certain facilities.

Cash flows provided by financing activities for the years ended December 31, 2016 and 2015 were approximately $26.9 million and $47.1 million, respectively, a decrease of approximately $20.2 million. The decrease in cash provided by financing activities over the prior period was the net result of an increase of approximately $57.3 million from the net proceeds of the issuance of common stock, primarily offset by: a net reduction in cash flows from debt financing of approximately $54.4 million as a result of net outflows in the current year of approximately $25.6 million and net inflows in the prior year of approximately $28.8 million, increased redemptions of the Preferred Units in the current year of approximately $14.5 million, approximately $7.2 million in proceeds from the issuance of preferred equity in our Operating Partnership provided in the prior year, increased distributions to preferred unitholders of approximately $1.3 million and increased distributions to common stockholders of approximately $0.6 million.

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds of our Offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor. Per the advisory agreement, all advances from our Advisor shall be reimbursed no less frequently than monthly, although our Advisor has indicated that it may waive such a requirement on a month-by-month basis. The organizational and offering costs associated with the Offering may be paid by us or our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Operating cash flows are expected to increase as properties are added to our portfolio and as our properties continue to lease-up.

Distribution Policy

On December 20, 2016, our board of directors declared a distribution rate for the first quarter of 2017 of $0.0010958904 per day per share on the outstanding shares of common stock payable to both Class A and Class T stockholders of record of such shares as shown on our books at the close of business each day during the period, commencing on January 1, 2017 and continuing on each day thereafter through and including March 31, 2017. Such distributions payable to each stockholder of record during a month will be paid the following month.

As a result of our investment focus on opportunistic self storage properties, we cannot assure our stockholders we will continue to make cash distributions. Until we are generating operating cash flow sufficient to make distributions to our stockholders, we may decide to make stock distributions or to continue to make distributions using a combination of stock and cash, and to fund some or all of our distributions from the proceeds of our Offering or from borrowings in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest in properties. Because substantially all of our operations will be performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from our Offering. Though we have no present intention to make in-kind distributions, we are authorized by our charter to make in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

Distributions are paid to our stockholders based on the record date selected by our board of directors. We currently declare and pay cash distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares and Class T Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	construction defects or capital improvements;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

The following shows our cash distributions and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2016		Year Ended December 31, 2015
Distributions paid in cash — common stockholders	$576,046		$5,983
Distributions paid in cash — Operating Partnership unitholders	6,683		—
Distributions paid in cash — preferred unitholders	2,408,098		1,081,208
Distributions reinvested	1,112,347		10,706

Total distributions	$4,103,174		$1,097,897

Source of distributions
Cash flows provided by operations	$167,590	4.1%	$—	—
Offering proceeds from Primary Offering	2,823,237	68.8%	1,087,191	99.0%
Offering proceeds from distribution reinvestment plan	1,112,347	27.1%	10,706	1.0%

Total sources	$4,103,174	100.0%	$1,097,897	100.0%

From our inception through December 31, 2016, we paid cumulative distributions of approximately $5.4 million (including approximately $3.7 million related to our preferred unitholders), as compared to cumulative net loss attributable to our common stockholders of approximately $12.7 million. For the year ended December 31, 2016, we paid distributions of approximately $4.1 million, as compared to a net loss attributable to our common stockholders of approximately $5.4 million. Net loss attributable to our common stockholders for the year ended December 31, 2016 reflects non-cash depreciation and amortization of approximately $3.9 million, acquisition related expenses of approximately $1.0 million, and distributions to preferred unitholders of approximately $1.4 million. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $6.7 million, acquisition related expenses of approximately $2.7 million, and distributions to preferred unitholders of approximately $3.7 million.

For the year ended December 31, 2016, we paid total distributions of approximately $4.1 million. For the year ended December 31, 2015, we paid total distributions of approximately $1.1 million. From our commencement of paying cash distributions on our common shares in November 2015 through December 31, 2015, the payment of distributions has been paid solely from offering proceeds. For the year ended December 31, 2016, the payment of distributions was paid 4.1% from cash flow from operations and 95.9% from offering proceeds.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our Primary Offering and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of December 31, 2016, we had $12.7 million of outstanding consolidated indebtedness. As of December 31, 2016, all of our total consolidated indebtedness was at variable rates. On August 1, 2016, our Operating Partnership purchased an interest rate cap with a notional amount of $35 million, such that in no event will our interest rate exceed 5.25% thereon through August 1, 2017. See Note 5 of the Notes to the Consolidated Financial Statements contained in this supplement for further details about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our Public Offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt; we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016:

		Payments due during the years ending December 31,
	Total	2017	2018-2019	2020-2021	Thereafter
Mortgage interest(1)	$582,286	$342,059	$240,227	$—	$—
Mortgage principal	12,700,000	7,647,000	5,053,000	—	—

Total contractual obligations	$13,282,286	$7,989,059	$5,293,227	$—	$—

(1)	The interest expense was calculated based on the rates in effect as of December 31, 2016 and presuming the amounts outstanding on the KeyBank Facility as of December 31, 2016 would remain outstanding thru the maturity date of July 31, 2017.

Off-Balance Sheet Arrangements

We do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities.

Subsequent Events

Please see Note 12 of the Notes to the Consolidated Financial Statements contained in this supplement.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

Financial Statements

The financial statements listed below are contained in this supplement:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Strategic Storage Growth Trust, Inc.

We have audited the accompanying consolidated balance sheets of Strategic Storage Growth Trust, Inc. and Subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2016. Our audits of the consolidated financial statements included the financial statement schedule listed in the accompanying index. The Company’s management is responsible for these consolidated financial statements and the financial statement schedule. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Strategic Storage Growth Trust, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ CohnReznick LLP

Los Angeles, California

March 23, 2017

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2015

	December 31,
	2016	2015
ASSETS
Real estate facilities:
Land	$24,315,650	$13,180,000
Buildings	57,722,965	42,338,012
Site improvements	5,542,989	4,811,387

	87,581,604	60,329,399
Accumulated depreciation	(3,300,523)	(1,157,113)

	84,281,081	59,172,286
Construction in process	2,174,191	30,808

Real estate facilities, net	86,455,272	59,203,094
Cash and cash equivalents	3,642,631	6,600,046
Other assets, net	3,156,769	1,871,423
Debt issuance costs, net	292,160	801,005
Intangible assets, net	391,143	1,454,140

Total assets	$93,937,975	$69,929,708

LIABILITIES AND EQUITY
Secured debt, net	$12,509,308	$38,300,000
Accounts payable and accrued liabilities	1,499,984	1,028,660
Due to affiliates	963,535	252,997
Distributions payable	305,764	20,700
Distributions payable to preferred unitholders in our Operating Partnership	—	1,042,394

Total liabilities	15,278,591	40,644,751

Commitments and contingencies (Note 8)
Redeemable common stock	1,086,603	10,706
Preferred equity in our Operating Partnership	—	15,884,852

Equity:
Strategic Storage Growth Trust, Inc. equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at December 31, 2016 and 2015	—	—
Class A Common stock, $0.001 par value; 350,000,000 shares authorized; 8,607,246 and 2,676,239 shares issued and outstanding at December 31, 2016 and 2015, respectively	8,607	2,676
Class T Common stock, $0.001 par value; 350,000,000 shares authorized; 1,716,957 and 18,086 issued and outstanding at December 31, 2016 and 2015, respectively	1,717	18
Additional paid-in capital	92,442,198	20,735,425
Distributions	(2,010,167)	(37,073)
Accumulated deficit	(12,655,490)	(7,283,029)
Accumulated other comprehensive loss	(153,079)	—

Total Strategic Storage Growth Trust, Inc. equity	77,633,786	13,418,017

Noncontrolling interests in our Operating Partnership	(61,005)	(28,618)

Total equity	77,572,781	13,389,399

Total liabilities and equity	$93,937,975	$69,929,708

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Revenues:
Self storage rental revenue	$9,240,486	$4,708,208	$641,036
Ancillary operating revenue	73,273	149,199	24,099

Total revenues	9,313,759	4,857,407	665,135

Operating expenses:
Property operating expenses	4,016,072	2,205,173	287,724
Property operating expenses – affiliates	982,736	558,250	104,394
General and administrative	1,865,419	1,224,892	463,234
Depreciation	2,169,600	1,161,013	183,604
Intangible amortization expense	1,128,959	946,146	254,715
Acquisition expense - affiliates	753,090	822,798	488,660
Other property acquisition expenses	255,834	289,824	102,742

Total operating expenses	11,171,710	7,208,096	1,885,073

Operating loss	(1,857,951)	(2,350,689)	(1,219,938)
Other income (expense):
Interest expense	(1,420,961)	(651,479)	(153,638)
Interest expense – debt issuance costs	(636,467)	(375,319)	(65,433)
Other	(39,995)	1,766	3,374

Net loss	(3,955,374)	(3,375,721)	(1,435,635)
Less: Distributions to preferred unitholders in our Operating Partnership	(1,365,704)	(1,893,841)	(422,282)
Less: Accretion of preferred equity costs	(76,724)	(296,548)	(88,304)
Net loss attributable to the noncontrolling interests in our Operating Partnership	25,341	100,338	128,964

Net loss attributable to Strategic Storage Growth Trust, Inc. common stockholders	$(5,372,461)	$(5,465,772)	$(1,817,257)

Net loss per Class A share—basic and diluted	$(0.99)	$(4.59)	$(7.31)
Net loss per Class T share—basic and diluted	$(0.99)	$(4.59)	$—

Weighted average Class A shares outstanding—basic and diluted	5,003,663	1,190,486	248,565
Weighted average Class T shares outstanding—basic and diluted	442,316	1,250	—

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Net loss	$(3,955,374)	$(3,375,721)	$(1,435,635)
Other comprehensive loss:
Foreign currency translation adjustment	(153,079)	—	—

Comprehensive loss	(4,108,453)	(3,375,721)	(1,435,635)
Less: Distributions to preferred unitholders in our Operating Partnership	(1,365,704)	(1,893,841)	(422,282)
Less: Accretion of preferred equity costs	(76,724)	(296,548)	(88,304)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	25,904	100,338	128,964

Comprehensive loss attributable to Strategic Storage Growth Trust, Inc. common stockholders	$(5,524,977)	$(5,465,772)	$(1,817,257)

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2016, 2015 and 2014

	Common Stock							Accumulated Other Comprehensive Loss	Total Strategic Storage Growth Trust, Inc. Equity	Noncontrolling Interests in our Operating Partnership	Total Equity	Preferred Equity in our Operating Partnership	Redeemable Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit
Balance as of December 31, 2013	100	$—	—	$—	$1,000	$—	$—	$—	$1,000	$201,000	$202,000	$—	$—
Gross proceeds from issuance of common stock	740,714	741	—	—	6,994,416	—	—	—	6,995,157	—	6,995,157	—	—
Offering costs	—	—	—	—	(2,155,534)	—	—	—	(2,155,534)	—	(2,155,534)	—	—
Net loss attributable to Strategic Storage Growth Trust, Inc.	—	—	—	—	—	—	(1,817,257)	—	(1,817,257)	—	(1,817,257)	—	—
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	(128,964)	(128,964)	—	—
Gross proceeds from issuance of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	10,263,581	—
Preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	(443,581)	—
Accretion of preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	88,304	—

Balance as of December 31, 2014	740,814	741	—	—	4,839,882	—	(1,817,257)	—	3,023,366	72,036	3,095,402	9,908,304	—

Gross proceeds from issuance of common stock	1,887,318	1,887	17,951	18	18,918,202	—	—	—	18,920,107	—	18,920,107	—	—
Offering costs	—	—	—	—	(3,028,827)	—	—	—	(3,028,827)	—	(3,028,827)	—	—
Changes to redeemable common stock	—	—	—	—	(10,706)	—	—	—	(10,706)	—	(10,706)	—	10,706
Issuance of restricted stock	6,250	6	—	—	(6)	—	—	—	—	—	—	—	—
Distributions ($0.016 per share)	—	—	—	—	—	(37,073)	—	—	(37,073)	—	(37,073)	—	—
Distributions of common stock	40,730	41	135	—	(41)	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(316)	(316)	—	—
Issuance of shares for distribution reinvestment plan	1,127	1	—	—	10,705	—	—	—	10,706	—	10,706	—	—
Stock based compensation expense	—	—	—	—	6,216	—	—	—	6,216	—	6,216	—	—
Net loss attributable to Strategic Storage Growth Trust, Inc.	—	—	—	—	—	—	(5,465,772)	—	(5,465,772)	—	(5,465,772)	—	—

	Common Stock							Accumulated Other Comprehensive Loss	Total Strategic Storage Growth Trust, Inc. Equity	Noncontrolling Interests in our Operating Partnership	Total Equity	Preferred Equity in our Operating Partnership	Redeemable Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	(100,338)	(100,338)	—	—
Gross proceeds from issuance of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	7,197,995	—
Redemption of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(1,500,000)	—
Preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	(17,995)	—
Accretion of preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	296,548	—

Balance as of December 31, 2015	2,676,239	2,676	18,086	18	20,735,425	(37,073)	(7,283,029)	—	13,418,017	(28,618)	13,389,399	15,884,852	10,706

Gross proceeds from issuance of common stock	5,804,542	5,805	1,692,172	1,692	80,411,258	—	—	—	80,418,755	—	80,418,755	—	—
Offering costs	—	—	—	—	(8,723,496)	—	—	—	(8,723,496)	—	(8,723,496)	—	—
Changes to redeemable common stock	—	—	—	—	(1,112,347)	—	—	—	(1,112,347)	—	(1,112,347)	—	1,112,347
Redemptions of common stock	—	—	—	—	—	—	—	—	—	—	—	—	(36,450)
Issuance of restricted stock	2,500	2	—	—	(2)	—	—	—	—	—	—	—	—
Distributions ($0.35 per share)	—	—	—	—	—	(1,973,094)	—	—	(1,973,094)	—	(1,973,094)	—	—
Distributions of common stock	18,694	19	584	1	(20)	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(7,046)	(7,046)	—	—
Issuance of shares for distribution reinvestment plan	105,271	105	6,115	6	1,112,236	—	—	—	1,112,347	—	1,112,347	—	—
Stock based compensation expense	—	—	—	—	19,144	—	—	—	19,144	—	19,144	—	—
Net loss attributable to Strategic Storage Growth Trust, Inc.	—	—	—	—	—	—	(5,372,461)	—	(5,372,461)	—	(5,372,461)	—	—

Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	(25,341)	(25,341)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(153,079)	(153,079)	—	(153,079)	—	—
Redemption of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(15,961,576)	—
Accretion of preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	76,724	—

Balance as of December 31, 2016	8,607,246	$8,607	1,716,957	$1,717	$92,442,198	$(2,010,167)	$(12,655,490)	$(153,079)	$77,633,786	$(61,005)	$77,572,781	$—	$1,086,603

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Cash flows from operating activities:
Net loss	$(3,955,374)	$(3,375,721)	$(1,435,635)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	3,935,026	2,380,225	503,752
Expense related to issuance of restricted stock	19,144	6,216	—
Increase (decrease) in cash and cash equivalents from changes in assets and liabilities:
Other assets, net	(300,273)	(501,401)	(62,967)
Accounts payable and accrued liabilities	690,502	747,237	222,537
Due to affiliates	(221,435)	70,733	174,291

Net cash provided by (used in) operating activities	167,590	(672,711)	(598,022)

Cash flows from investing activities:
Purchase of real estate	(25,389,653)	(42,871,250)	(19,350,000)
Additions to real estate facilities	(3,930,997)	(648,294)	(322,479)
Deposits on acquisitions of real estate facilities	(1,000,000)	(1,292,105)	(500,000)
Return of deposits on acquisitions of real estate facilities	331,714	500,000	—

Net cash used in investing activities	(29,988,936)	(44,311,649)	(20,172,479)

Cash flows from financing activities:
Proceeds from issuance of revolving secured debt	7,950,000	28,754,614	9,545,386
Principal payments of revolving secured debt	(38,603,000)	—	—
Proceeds from the issuance of non-revolving secured debt	5,053,000	—	—
Proceeds from issuance of preferred equity in Operating Partnership	—	7,180,000	9,820,000
Redemption of preferred equity in our Operating Partnership	(15,961,576)	(1,500,000)	—
Gross proceeds from issuance of common stock	79,620,048	18,961,011	6,935,157
Offering costs	(7,823,592)	(4,452,137)	(671,909)
Debt issuance costs	(320,166)	(772,189)	(367,314)
Distributions paid to preferred unitholders in our Operating Partnership	(2,408,098)	(1,081,208)	(192,521)
Distributions paid to common stockholders	(576,046)	(5,983)	—
Distributions to noncontrolling interests	(6,683)	—	—

Net cash provided by financing activities	26,923,887	47,084,108	25,068,799

Impact of foreign exchange rate changes on cash	(59,956)	—	—

Net change in cash and cash equivalents	(2,957,415)	2,099,748	4,298,298
Cash and cash equivalents, beginning of period	6,600,046	4,500,298	202,000

Cash and cash equivalents, end of period	$3,642,631	$6,600,046	$4,500,298

Supplemental disclosures and non-cash transactions:
Cash paid for interest	$1,589,570	$594,587	$116,191
Interest capitalized	$152,651	$—	$—
Supplemental disclosure of noncash activities:
Other assets included in due to affiliates	$—	$—	$87,405
Proceeds from issuance of common stock in other assets	$818,167	$25,640	$60,000
Offering costs included in due to affiliates	$939,946	$7,973	$1,422,210
Offering costs included in accounts payable and accrued liabilities	$20,637	$58,886	$61,415
Debt issuance costs included in due to affiliates	$—	$—	$165,542
Debt issuance cost included in accounts payable and accrued liabilities	$—	$—	$55,630
Distributions payable to preferred unitholders in our Operating Partnership	$—	$873,809	$229,761
Stock distributions of common stock	$20	$41	$—
Issuance of shares pursuant to distribution reinvestment plan	$1,112,347	$10,706	$—
Redemptions of common stock	$36,450	$—	$—
Issuance of restricted stock	$2	$6	$—
Preferred equity issuance costs	$—	$17,995	$443,581

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Note 1. Organization

Strategic Storage Growth Trust, Inc., a Maryland corporation (the “Company”), was formed on March 12, 2013 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Growth Trust, Inc. and each of our subsidiaries.

Strategic Storage Holdings, LLC, a Delaware limited liability company (“SSH”), was the sponsor of our Private Offering (as defined below) through August 31, 2014. Effective August 31, 2014, SmartStop Self Storage, Inc. (“SmartStop”), entered into a series of transactions, agreements and amendments to its existing agreements and arrangements (such agreements and amendments hereinafter referred to collectively as the “Self Administration and Investment Management Transaction”) with SSH and its affiliates, pursuant to which, effective August 31, 2014, SmartStop acquired the self storage advisory, asset management, property management and investment management businesses of SSH. The transactions included an acquisition of SSH’s sole membership interest in SmartStop Asset Management, LLC, a Delaware limited liability company (formerly Strategic Storage Realty Group, LLC), which owns 97.5% of the economic interests (and 100% of the voting membership interests) of SS Growth Advisor, LLC (our “Advisor”) and owns 100% of SS Growth Property Management, LLC (our “Property Manager”).

On October 1, 2015, SmartStop and Extra Space Storage Inc. (“Extra Space”), along with subsidiaries of each of SmartStop and Extra Space, closed on a merger transaction (the “Merger”) in which SmartStop was acquired by Extra Space for $13.75 per share in cash, representing an enterprise value of approximately $1.4 billion. At the closing of the Merger, SmartStop Asset Management, LLC, the owner of our Property Manager and majority and sole voting member of our Advisor, was sold to an entity controlled by H. Michael Schwartz, our Chairman of the Board of Directors and Chief Executive Officer, and became our sponsor (our “Sponsor”). The former executive management team of SmartStop continued to serve on the executive management team for our Sponsor. In addition, our former management team continues to serve on our management team, as well as the management team of our Advisor and Property Manager.

We have no employees. Our Advisor, a Delaware limited liability company, was formed on March 12, 2013. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of the advisory agreement we have with our Advisor (our “Advisory Agreement”). The officers of our Advisor are also officers of us and our Sponsor.

On May 31, 2013, our Advisor purchased 100 shares of our common stock for $1,000 and became our initial stockholder. Our Second Articles of Amendment and Restatement, as amended, authorizes 350,000,000 shares of Class A common stock, $0.001 par value per share and 350,000,000 shares of Class T common stock, $0.001 par value per share and 200,000,000 shares of preferred stock with a par value of $0.001. On June 17, 2013, we commenced a private placement offering to accredited investors only for a maximum of $109.5 million in shares of common stock, including shares being offered pursuant to our distribution reinvestment plan (the “Private Offering”). On May 23, 2014, we satisfied the minimum offering requirements of $1 million from our Private Offering and commenced formal operations. We terminated the Private Offering on January 16, 2015. We raised gross offering proceeds of approximately $7.8 million from the issuance of approximately 830,000 shares pursuant to the Private Offering.

On January 20, 2015 we commenced a public offering of a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering”). On September 28, 2015, we revised our Primary Offering and are now offering two classes of shares of common stock: Class A common stock, $0.001 par value per share (the “Class A Shares”) and Class T common stock, $0.001 par value per share (the “Class T Shares”). As of December 31, 2016, we had sold approximately 8.5 million Class A Shares and approximately 1.7 million Class T Shares in our Public and Private Offerings for gross proceeds of approximately $89.5 million and approximately $17.9 million, respectively. We intend to invest the net proceeds from our offerings primarily in opportunistic self storage facilities, which may include facilities to be developed, currently under development or in lease-up and self storage facilities in need of expansion, redevelopment or repositioning. As of December 31, 2016 we owned 17 self storage facilities located in eight states (Arizona, California, Colorado, Florida, Illinois, Nevada, North Carolina and Texas) and Canada (the Greater Toronto Area).

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

On April 8, 2016, our board of directors, upon recommendation of its nominating and corporate governance committee, approved an estimated value per share of our common stock of $10.05 for our Class A Shares and Class T Shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on a fully diluted basis, calculated as of December 31, 2015. See Item 5 for a description of the methodologies and assumptions used to determine, and the limitations of, the estimated value per share.

As a result of the calculation of our estimated value per share, effective on April 14, 2016, the offering price of Class A Shares increased from $10.00 per share to $11.17 per share and the offering price of Class T Shares increased from $9.47 per share to $10.58 per share. Our board of directors determined the new per share offering price of each class of stock by taking the $10.05 estimated value per share and adding the per share up-front sales commissions and dealer manager fees to be paid with respect to the Class A Shares and Class T Shares, respectively, such that after the payment of such commissions and dealer manager fees, the net proceeds to us will be the same for both Class A Shares and Class T Shares. In addition, effective April 21, 2016, shares sold pursuant to our distribution reinvestment plan are sold at $10.05 per share for Class A and Class T Shares.

On November 7, 2016, our board of directors extended the termination date of our initial public offering from January 19, 2017 until January 19, 2018, which is three years after the effective date of our initial public offering. Our board of directors reserves the right to further extend the initial public offering, in certain circumstances, or terminate our initial public offering at any time prior to January 19, 2018. On February 19, 2017, our board of directors approved the close of our Primary Offering upon us reaching the $200 million threshold in our Primary Offering. See our Current Report on Form 8-K filed with the SEC on February 13, 2017 for more information on the close down of our Primary Offering.

Our operating partnership, SS Growth Operating Partnership, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on March 13, 2013. During 2013, our Advisor purchased a limited partnership interest in our Operating Partnership totaling $201,000 and on May 31, 2013, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that we have acquired and the self storage properties we will acquire in the future. As of December 31, 2016, we owned approximately 99.8% of the common units of limited partnership interests of our Operating Partnership. The remaining approximate 0.2% of the common units are owned by our Advisor. Our Operating Partnership had issued approximately 700,000 Series A Cumulative Redeemable Preferred Units (the “Preferred Units”) to SSTI Preferred Investor, LLC (the “Preferred Investor”), a wholly-owned subsidiary of SmartStop Self Storage Operating Partnership, L.P., the former operating partnership of SmartStop, in exchange for an investment in our Operating Partnership of approximately $17.5 million. Such Preferred Units were owned by Extra Space subsequent to the Merger. As of December 31, 2016, we had redeemed all of the Preferred Units.

As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We will conduct certain activities through our taxable REIT subsidiary, SS Growth TRS, Inc., a Delaware corporation (the “TRS”) which was formed on March 14, 2013, and is a wholly owned subsidiary of our Operating Partnership.

Our Property Manager was formed on March 12, 2013 to manage our properties. Our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. At the closing of the Merger, we entered into new property management agreements with our Property Manager and our Property Manager entered into sub-property management agreements with an affiliate of Extra Space for the management of our properties in the United States. Furthermore, Extra Space acquired the rights to the “SmartStop® Self Storage” brand in the United States through the Merger and we can no longer utilize this brand in the United States. The properties we own were re-branded under the Extra Space name subsequent to the Merger. However, any properties owned or acquired in Canada are managed by a subsidiary of our Sponsor and will continue to be branded using the SmartStop® Self Storage brand.

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). Our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering. Our Chief Executive Officer owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager through August 31, 2014. Effective August 31, 2014, SmartStop indirectly owned such 15% non-voting equity interest in our Dealer Manager, pursuant to the Self Administration and Investment Management Transaction. Effective October 1, 2015, in connection with the Merger, the 15% non-voting equity interest in our Dealer Manager is now owned by our Sponsor. An affiliate of our Dealer Manager continues to own a 2.5% non-voting membership interest in our Advisor.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

As we accept subscriptions for shares of our common stock, we transfer substantially all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Public Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, as amended (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-02 modifies (i) the criteria for and the analysis of the identification of consolidation of variable interest entities, particularly when fee arrangements and related party relationships are involved, and (ii) the consolidation analysis for partnerships. We adopted this standard effective January 1, 2016. The adoption of this standard did not change the consolidation status of any entities in which we have an interest; however, our Operating Partnership is now considered a VIE as a result of the change.

As of December 31, 2016 and 2015, we had not entered into other contracts/interests that would be deemed to be variable interests in VIEs.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with amended accounting guidance which requires that we allocate the purchase price of the property to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, as of the acquisition date and to adjust those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for an acquisition). Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. In allocating the purchase price, we determine whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $0.4 million and approximately $1.6 million in intangible assets to recognize the value of in-place leases related to our acquisitions during 2016 and 2015, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent. Our acquisition-related transaction costs are required to be expensed as incurred. During the years ended December 31, 2016, 2015 and 2014 we expensed approximately $1.0 million, $1.1 million and $0.6 million, respectively, of acquisition-related transaction costs.

Should the initial accounting for an acquisition be incomplete by the end of a reporting period that falls within the measurement period, we will report provisional amounts in our financial statements. During the measurement period, we will adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we will record those adjustments to our consolidated financial statements. We will recognize any measurement period adjustments during the period in which we determine the amount of the adjustment to our consolidated financial statements, potentially including adjustments to interest, depreciation and amortization expense.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the years ended December 31, 2016 and 2015, no impairment losses were recognized.

Real Estate Held for Sale

We generally consider real estate to be “held for sale” when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale is classified as “real estate held for sale” in the accompanying consolidated financial statements for the periods when it was held for sale. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less estimated costs to sell. Operating results and related gains (losses) on sale of properties that were disposed of or classified as held for sale in the ordinary course of business are included in continuing operations on the Company’s consolidated statements of operations, consistent with current accounting guidance.

During the fourth quarter of 2016, we determined that our San Antonio II property no longer met the criteria for held for sale classification and as such was reclassified to real estate facilities. In the fourth quarter of 2016 we recorded depreciation and amortization expense from the point in time we previously ceased depreciation and amortization in the first quarter of 2016 through December 31, 2016.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Real Estate Facilities

Real estate facilities are recorded at cost. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30-35 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place leases. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of December 31, 2016 and 2015, the gross amounts allocated to in-place lease intangibles were approximately $2.7 million and approximately $2.7 million, respectively, and accumulated amortization of in-place lease intangibles totaled approximately $2.3 million and approximately $1.2 million, respectively.

The total estimated amortization expense of intangible assets for the year ending December 31, 2017, is approximately $0.4 million, and none for the years thereafter.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense).

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining revolving financing are presented in debt issuance costs on our consolidated balance sheets and such amount as of December 31, 2016 and 2015 totaled approximately $0.3 million and approximately $0.8 million, respectively. The net carrying value of costs incurred in connection with obtaining non-revolving financing are presented in our consolidated balance sheets as a deduction from secured debt and such amount as of December 31, 2016 and December 31, 2015 totaled approximately $0.2 million and none, respectively. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method.

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We will be required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Primary Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees and stockholder servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Such costs will be recognized as a liability when we have a present responsibility to reimburse our Advisor, which is defined in our Advisory Agreement as the date we satisfied the minimum offering requirements of our Private Offering (which occurred on May 23, 2014). If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. As of December 31, 2016, we do not believe total organization and offering costs will exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

The Company pays our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A shares and Class T shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of the Primary Offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T share is redeemed or is no longer outstanding. Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allows all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also receives reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering. We record a liability within Due to affiliates for the future estimated stockholder servicing fees at the time of sale of the Class T share as an offering cost.

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheet since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program is limited to the number of shares we can repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheet.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares will be contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

For the year ended December 31, 2016 we received one redemption request for approximately 4,000 shares and approximately $36,000. Such request was fulfilled in January 2017. For the years ended December 31, 2015 and 2014, we did not receive any requests for redemptions.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value and the cost recognized over the relevant service period.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, tenant accounts receivable, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates will approximate fair value because of their relatively short-term nature.

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of nonperformance risk, we will consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2014. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to continue to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed elections to treat our TRS as a taxable REIT subsidiary effective January 1, 2014. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented is computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed by including the dilutive effect of unvested restricted stock, utilizing the treasury stock method. For all periods presented the dilutive effective of unrestricted stock was not included in the diluted weighted average shares as such shares were antidilutive.

Recently Issued Accounting Guidance

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” as ASC Topic 606. The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new standard, companies will perform a five-step analysis of transactions to determine when and how revenue is recognized. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. In July 2015, the FASB voted to defer the effective date by one year to annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 and early adoption is permitted. This ASU shall still be applied using either a full retrospective or modified retrospective approach. We are in the process of evaluating the impact of this standard on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-02 modifies (i) the criteria for and the analysis of the identification of consolidation of variable interest entities, particularly when fee arrangements and related party relationships are involved, and (ii) the consolidation analysis for partnerships. We adopted this standard effective January 1, 2016. The adoption of this standard did not change the consolidation status of any entities in which we have an interest; however, our Operating Partnership is now considered a VIE as a result of the change.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, in August 2015, the FASB issued ASU 2015-15, “Interest – Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”, which clarifies ASU No. 2015-03 by stating that the staff of the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 and ASU 2015-15 are effective for periods beginning after December 15, 2015 and early adoption is permitted. We adopted this ASU in the period ended March 31, 2016 and its adoption did not have a material impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, “Business Combinations (Topic 805).” ASU 2015-16 updates guidance related to Topic 805, which requires that an acquirer retrospectively adjust provisional amounts recognized in a business combination during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in the ASU 2015-16 require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption of this guidance is permitted for financial statements that have not been previously issued, and an entity should apply the new guidance on a prospective basis. We adopted this ASU in the interim period ended December 31, 2015 and its adoption did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments–Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 updates guidance related to recognition and measurement of financial assets and financial liabilities. ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in ASU 2016-01 also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in ASU 2016-01 eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, with early adoption permitted. We are in the process of evaluating the impact of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted for financial statements that have not yet been made available for issuance. ASU 2016-02 requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We are in the process of evaluating the impact of this standard on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 addresses eight classification issues related to the statement of cash flows. The guidance will become effective for periods beginning after December 15, 2017 and early adoption is permitted. We are in the process of evaluating the impact of this standard on our consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” ASU 2016-18 will require companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will require a disclosure of a reconciliation between the statement of financial position and the statement of cash flows when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. Entities with material restricted cash and restricted cash equivalents balances will be required to disclose the nature of the restrictions. ASU 2016-18 is effective for reporting periods beginning after December 15, 2017, with early adoption permitted, and will be applied retrospectively to all periods presented. As of December 31, 2016 and 2015, the Company did not have any restricted cash. The Company is in the process of evaluating the impact the adoption will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework provides guidance for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements and shall be applied on a prospective basis. The Company plans to apply the guidance in ASU 2017-01 to new acquisitions beginning on January 1, 2017. The Company expects that acquisitions of real estate or in-substance real estate will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. We believe the adoption of this guidance will result in a decrease in acquisition related costs being expensed, as the Company’s acquisition of real estate properties will likely be considered asset acquisitions rather than business combinations under ASU 2017-01.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the years ended December 31, 2016 and 2015:

Real estate facilities
Balance at December 31, 2014	$18,967,479
Asset disposals	(176,816)
Facility acquisitions	40,921,250
Improvements and additions	617,486

Balance at December 31, 2015	60,329,399
Facility acquisitions	25,720,271
Finalized purchase price allocations related to fourth quarter 2015 acquisitions	563,811
Insured property damage(1)	(510,872)
Impact of foreign exchange rate changes	(33,587)
Improvements and additions	1,512,582

Balance at December 31, 2016	$87,581,604

Accumulated depreciation
Balance at December 31, 2014	$(182,836)
Asset disposals	176,816
Depreciation expense	(1,151,093)

Balance at December 31, 2015	(1,157,113)
Depreciation expense	(2,143,410)

Balance at December 31, 2016	$(3,300,523)

(1)	Insured property damage was incurred at our San Antonio I property during the year ended December 31, 2016. An insurance claim was submitted and will cover the estimated repair costs with the exception of our $25,000 insurance deductible. In accordance with GAAP we have recorded the insurance proceeds in other assets. The property remains open and neither the damage, nor the repair process has or is expected to impact our operations.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

The following tables summarize the purchase price allocations for our acquisitions during the years ended December 31, 2016 and 2015:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total	Debt Issued	2016 Revenue(1)	2016 Property Operating Income(2)
San Antonio II – TX	01/06/16	$11,659,852	$443,773	$12,103,625	$7,950,000	$995,515	$334,383
Stoney Creek – TOR – CAN(3)	02/11/16	1,516,032	—	1,516,032	—	—	—
Torbarrie – TOR – CAN(3)	05/17/16	2,321,580	—	2,321,580	—	—	—
Baseline – AZ	05/26/16	7,222,807	—	7,222,807	5,053,000	167,788	12,444
Asheville – NC(3)	12/30/16	3,000,000	—	3,000,000	—	—	—

2016 Total		$25,720,271	$443,773	$26,164,044	$13,003,000	$1,163,303	$346,827

Property	Acquisition Date	Real Estate Assets	Intangibles	Total	Debt Issued	2015 Revenue(1)	2015 Property Operating Income(2)
Colorado Springs – Colorado	1/29/2015	$4,036,875	$180,000	$4,216,875	$2,564,614	$414,392	$200,274
Riverside – California	2/05/2015	1,986,875	90,000	2,076,875	947,524	422,072	167,241
Stockton – California	2/05/2015	1,506,875	80,000	1,586,875	439,230	377,643	166,988
Azusa – California	2/05/2015	3,976,875	210,000	4,186,875	2,500,668	617,013	362,085
Romeoville – Illinois	2/05/2015	3,246,875	180,000	3,426,875	1,852,578	474,062	230,243
Elgin – Illinois	2/05/2015	656,875	30,000	686,875	—	303,823	108,535
San Antonio I – Texas	12/17/2015	11,620,000	670,000	12,290,000	9,426,260	35,968	19,343
Kingwood – Texas	12/17/2015	8,030,000	430,000	8,460,000	6,461,880	24,722	11,696
Aurora – Colorado	12/17/2015	5,860,000	80,000	5,940,000	4,561,860	18,393	9,003
Finalized Purchase Price Allocations		563,811	(377,811)	186,000	—	—	—

2015 Total		$41,485,061	$1,572,189	$43,057,250	$28,754,614	$2,688,088	$1,275,408

(1)	The operating results of the facilities acquired above have been included in our consolidated statement of operations since their respective acquisition date.
(2)	Property operating income excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization and acquisition expenses.
(3)	Stoney Creek, Torbarrie and Asheville are self storage properties that are under construction.

During 2015 we completed the purchase price allocations for the properties acquired during 2014 and there were no changes to the provisional amounts recorded. During 2015 we also completed the purchase price allocations for the properties acquired during the first quarter of 2015 and recognized during the fourth quarter measurement period adjustments, which had the aggregate impact of increasing our allocation to buildings by approximately $1.8 million, with reductions to land, site improvements and intangible assets of approximately $0.8 million, $0.2 million and $0.8 million, respectively. The impact of such reclassifications was that we recognized measurement period adjustments during the fourth quarter to our consolidated statement of operations, which had the aggregate impact of an increase to depreciation expense during the year of approximately $25,000 and a decrease to intangible amortization expense of approximately $0.2 million for the year.

During 2016 we completed the purchase price allocations for the properties acquired during the fourth quarter of 2015, as well as San Antonio II, Stoney Creek, Torbarrie, Baseline and Asheville. As a result of finalizing purchase price allocations we recognized during the fourth quarter measurement period adjustments, which had the aggregate impact of increasing our allocation to land by approximately $2.8 million, with reductions to buildings, site improvements and intangible assets of approximately $0.8 million, $1.5 million and $0.5 million, respectively. The impact of such reclassifications was that we recognized measurement period adjustments during the fourth quarter to our consolidated statement of operations, which had the aggregate impact of a decrease to depreciation expense of approximately $0.1 million and a decrease to intangible amortization expense of approximately $0.2 million for the year.

We incurred acquisition fees to our Advisor related to the above properties of approximately $0.5 million and $0.6 million for the years ended December 31, 2016 and 2015, respectively. Note 4. Pro Forma Financial Information (Unaudited)

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

The table set forth below summarizes on an unaudited pro forma basis the combined results of operations of the Company for the years ended December 31, 2016 and 2015 as if the Company’s acquisitions discussed in Note 3 were completed as of January 1, 2015. This pro forma information does not purport to represent what the actual results of operations of the Company would have been for the periods indicated, nor do they purport to predict the results of operations for future periods.

	Year Ended December 31, 2016	Year Ended December 31, 2015
Pro forma revenue	$9,326,799	$7,817,385
Pro forma operating expenses	(10,585,142)	(10,636,077)
Pro forma net loss attributable to common shareholders	(4,760,696)	(6,651,115)

The pro forma financial information for the years ended December 31, 2016 and 2015 were adjusted to exclude approximately $0.8 million and $1.1 million, respectively, for acquisition related expenses.

Note 5. Secured Debt

KeyBank Facility

On July 31, 2014, we, through our Operating Partnership and certain property-owning special purpose entities wholly-owned by our Operating Partnership (collectively with the Operating Partnership, the “Borrower”), obtained a senior secured revolving loan (the “KeyBank Facility”) from KeyBank National Association (“KeyBank”) pursuant to a credit agreement (the “Credit Agreement”) for the purpose of funding real property acquisitions. The maximum potential amount we may borrow under the KeyBank Facility is $40 million.

The KeyBank Facility has an initial term of three years, maturing on July 31, 2017, with two one-year extension options subject to certain conditions outlined further in the Credit Agreement. Payments due pursuant to the KeyBank Facility are interest-only for the first 36 months and a 30-year amortization schedule thereafter. The KeyBank Facility bears interest at the Borrower’s option of either (i) LIBOR plus 325 basis points, or (ii) Base Rate plus 225 basis points. Base Rate is the greater of (i) Agent Prime or (ii) the Fed Funds rate plus 0.50%. Additionally, an unused line fee of 25 basis points is assessed on the average daily unused amount of the maximum potential amount we may borrow. As of December 31, 2016, the interest rate was approximately 3.9%, which was based on LIBOR plus 325 basis points.

The KeyBank Facility is full recourse, jointly and severally, to Strategic Storage Growth Trust, Inc. and the Borrower and is secured by cross-collateralized first mortgage liens on the Mortgaged Properties (as defined in the Credit Agreement). The KeyBank Facility may be prepaid or terminated at any time without penalty, provided, however, that KeyBank shall be indemnified for any breakage costs associated with any LIBOR borrowings. Pursuant to that certain guaranty dated July 31, 2014 in favor of KeyBank, we serve as a guarantor of all obligations due under the KeyBank Facility.

Under certain conditions, we may cause the release of one or more of the properties serving as collateral for the KeyBank Facility, subject to no default or event of default is then outstanding or would reasonably occur as a result of such release, including compliance with the Pool Debt-Service Coverage Ratio (as defined in the Credit Agreement).

The KeyBank Facility contains a number of other customary terms and covenants, including the following (capitalized terms are as defined in the Credit Agreement): the aggregate borrowing base availability under the KeyBank Facility is limited to the lesser of: (1) 55% of the Pool Value of the properties in the collateral pool, or (2) an amount that would provide a minimum Debt Service Coverage Ratio of no less than 1.35 to 1.0; and we must meet the following financial tests, calculated as of the close of each fiscal quarter: (1) a Total Leverage Ratio of no more than 60%; (2) a Tangible Net Worth not less than (a) $5,937,713, plus (b) 80% of Net Equity Proceeds received after the Effective Date, less (c) any amounts paid for the redemption or retirement of the Preferred Equity Investment; (3) an Interest Coverage Ratio of no less than 1.85 to 1.0 as of December 31, 2016 and on each quarter end thereafter; (4) a Fixed Charge Ratio of no less than 1.6 to 1.0; (5) a ratio of varying rate Indebtedness to total Indebtedness not in excess of 30%; (6) a Loan to Value Ratio of not greater than fifty-five percent (55%); and (7) a Debt Service Coverage Ratio of not less than 1.35 to 1.0.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

On August 1, 2016, our Operating Partnership purchased an interest rate cap with a notional amount of $35 million, such that in no event will our interest rate exceed 5.25% thereon through August 1, 2017.

As of December 31, 2016, the outstanding principal balance under the KeyBank Facility was approximately $7.6 million. As of December 31, 2015, the outstanding principal balance under the KeyBank Facility was approximately $38.3 million.

Subsequent to December 31, 2016, we made additional payments on the KeyBank Facility (See Note 12 for additional information).

The Baseline Loan

On May 26, 2016, the special-purpose entity (a subsidiary of our Operating Partnership) which acquired and owns our property in Phoenix, Arizona (the “Baseline Property”) entered into a loan agreement for a loan in the amount of approximately $5.1 million (the “Baseline Loan”) with TCF National Bank (“TCF”) as the lender. The Baseline Loan has a maturity date of May 26, 2019, unless extended for up to an additional three years. Payments due under the Baseline Loan are interest-only and due on the first day of each month. The Baseline Loan bears interest at a variable interest rate, which adjusts monthly to be equal to 2.75% in excess of the LIBOR Rate (as defined in the Baseline Loan agreement), subject to a minimum rate of 3.25% per annum. As of December 31, 2016, the interest rate was approximately 3.4%, which was based on LIBOR plus 275 basis points.

The Baseline Loan is secured by a first lien deed of trust on the Baseline Property. We may prepay the Baseline Loan at any time, without penalty, in whole or in part. Pursuant to that certain guaranty, dated May 26, 2016, in favor of TCF, we provided a guaranty of the Baseline Loan.

The Baseline Loan contains a number of other customary terms and covenants.

Torbarrie Loan

In connection with the redevelopment of our Torbarrie Property, on November 3, 2016, we, through a subsidiary of our Operating Partnership which acquired and owns the Torbarrie Property, entered into a construction loan agreement (the “Torbarrie Loan”) with First National Financial LP (“First National”) which will allow for borrowings up to approximately $9.7 million CAD. The Torbarrie Loan has a 4-year term beginning the first day of the month following the initial advance under the Torbarrie Loan and monthly payments due under the Torbarrie Loan are interest-only. The Torbarrie Loan will require principal amortization upon achieving a debt service coverage ratio of 1.10 (as defined in the loan agreement for the Torbarrie Loan), at which time principal will be due and payable based on a 25 year amortization period. The Torbarrie Loan bears interest at a variable interest rate of 1.95% in excess of the variable Royal Bank of Canada Prime Rate (as defined in the loan agreement for the Torbarrie Loan), which was approximately 2.7% as of the date the Torbarrie Loan was entered into. The Torbarrie Loan is secured by a first lien deed of trust on the Torbarrie Property and all improvements thereto. The Torbarrie Loan may be prepaid at any time, without penalty, in whole or in part. We are the guarantor under the Torbarrie Loan and the loan agreement for the Torbarrie Loan contains a number of other customary terms and covenants. As of December 31, 2016, no amounts were drawn on the Torbarrie Loan.

Future Principal Requirements

The following table presents the future principal payment requirements on outstanding secured debt as of December 31, 2016:

2017	$7,647,000
2018	—
2019	5,053,000
2020	—
2021	—
2022 and thereafter	—

Total payments	12,700,000
Non-revolving debt issuance costs, net	(190,692)

Total	$12,509,308

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Note 6. Preferred Equity

Issuance of Preferred Units by our Operating Partnership

On July 31, 2014, we and our Operating Partnership entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Unit Purchase Agreement”) with the Preferred Investor. Pursuant to the Unit Purchase Agreement, the Preferred Investor agreed to provide up to $18,100,000 through a preferred equity investment in our Operating Partnership (the “Investment”), to be used solely for investments in self storage properties, as described in the underlying documents, in exchange for up to 724,000 Preferred Units, each having a liquidation preference of $25.00 per Preferred Unit (the “Liquidation Amount”), plus all accrued and unpaid distributions.

During 2014 and 2015, in a number of transactions, the Preferred Investor invested a total of approximately $17.5 million in our Operating Partnership and was issued approximately 700,000 Preferred Units. In September 2015, we redeemed $1.5 million of the Liquidation Amount of the Preferred Units.

During the year ended December 31, 2016, we redeemed the remaining approximately $16 million in Liquidation Amount of the Preferred Units outstanding and approximately $1.5 million in Deferred Distributions owed thereon. No further Preferred Units are outstanding and no further Deferred Distributions are owed, such that we no longer have any remaining obligations related to the Preferred Units.

In connection with entering into the Unit Purchase Agreement, we and our Operating Partnership entered into a Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “Second Amended and Restated Limited Partnership Agreement”), and Amended and Restated Amendment No. 1 to the Second Amended and Restated Limited Partnership Agreement (the “First Amendment”). The Second Amended and Restated Limited Partnership Agreement authorized the issuance of additional classes of units of limited partnership interest in the Operating Partnership, established a new series of preferred units of limited partnership interest in the Operating Partnership and set forth other necessary corresponding changes. All other terms of the Second Amended and Restated Limited Partnership Agreement remained substantially the same as the original Limited Partnership Agreement. The First Amendment sets forth key terms of the Preferred Units, some of which are discussed below.

The holder of Preferred Units was entitled to receive current distributions (the “Current Distributions”) at a rate of one-month LIBOR plus 6.5% per annum on the Liquidation Amount, payable monthly and calculated on an actual/360 basis. In addition to the Current Distributions, our Operating Partnership had the obligation to elect either to (A) pay the holder of the Preferred Units additional distributions monthly in an amount that would accrue at the rate of: (i) 4.35% until January 31, 2017; and (ii) thereafter, 6.35% or (B) defer the additional distributions in an amount that would accrue monthly at the rate of (i) for the period until January 31, 2017, LIBOR plus 10.85% and (ii) thereafter, LIBOR plus 12.85% (the “Deferred Distributions”). As of December 31, 2015, we had elected to defer the additional distributions and had accrued approximately $0.9 million of such distributions.

The Preferred Units were redeemable by our Operating Partnership, in whole or in part, at the option of our Operating Partnership at any time. The redemption price (the “Redemption Price”) for the Preferred Units was equal to: (i) in the event of a partial redemption, the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions thereon to the date of redemption; and (ii) in the event of the redemption of all outstanding Preferred Units, the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions and any accumulated Deferred Distributions thereon to the date of redemption. If fewer than all of the outstanding Preferred Units were redeemed at the option of our Operating Partnership, the Preferred Units redeemed were determined pro rata or by lot or in such other manner as determined by us, as the general partner of our Operating Partnership to be fair and equitable to all holders of the Preferred Units.

The holder of the Preferred Units could have required our Operating Partnership to repurchase the Preferred Units upon the occurrence of any of the following (each an “Optional Repurchase Event” and as defined within the Amendment): (A) a breach of any of the Protective Provisions; (B) an Event of Default; (C) a Change of Control that was not consented to in accordance with the terms of the Amendment; (D) our failure to qualify as a REIT under the Internal Revenue Code; or (E) the occurrence and continuance of a monetary or a material default beyond any applicable cure period under any of the loan documents for each of the properties in the portfolio. The repurchase price for the Preferred Units would have been the Redemption Price.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Note 7. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and dealer manager agreement (“Dealer Manager Agreement”) with our Dealer Manager, entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us. Additionally, the advisory agreement (the “Private Offering Advisory Agreement”) and dealer manager agreement (the “Private Offering Dealer Manager Agreement”) executed in connection with the Private Offering, entitled our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Private Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Private Offering were paid by our Advisor on our behalf and were reimbursed to our Advisor from the proceeds of our Private Offering pursuant to the Private Offering Advisory Agreement. Organization and offering costs incurred in connection with the Private Offering consisted of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Private Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Private Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. We have incurred and will continue to incur similar organization and offering costs in connection with the Public Offering. Pursuant to the Advisory Agreement, our Advisor must reimburse us within 60 days after the end of the month which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees and stockholder servicing fees) in excess of 3.5% of the gross offering proceeds from the Public Offering.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement and the Private Offering Advisory Agreement (which terminated upon commencement of the Advisory Agreement). As discussed above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs from the Public Offering; provided, however, pursuant to the Advisory Agreement, our Advisor will be required to reimburse us within 60 days after the end of the month in which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees and stockholder servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

The Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Public Offering. Our Advisor receives acquisition fees equal to 1.75% pursuant to the Advisory Agreement and 1% pursuant to the Private Offering Advisory Agreement, respectively, of the contract purchase price of each property we acquire plus reimbursement of any acquisition expenses incurred by our Advisor. Our Advisor also receives a monthly asset management fee equal to 0.04167%, which is one-twelfth of 0.5%, of our average invested assets, as defined. We also pay our Advisor a financing fee of up to 0.5% of the borrowed amount of a loan for arranging for financing in connection with the acquisition, development or repositioning of our properties. Our Advisor may reallow a portion of the financing fee to a third party in the event such party assisted us in arranging such financing.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Under our Advisory Agreement, our Advisor receives disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale price for each property we sell, as long as our Advisor provides substantial assistance in connection with the sale. As provided under the Advisory Agreement, the total real estate commissions paid (including the disposition fee paid to our Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property. We also may pay our Advisor or its affiliate a market-based development fee some or all of which may be reallowed to a third party developer. The development fee is paid in connection with properties that we anticipate developing or expanding within 12 months of the acquisition of such properties. A development fee to a third party developer may take the form of an up-front fee and participation in a back-end performance fee. Our Advisor is also entitled to various subordinated distributions under the Second Amended and Restated Limited Partnership Agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement (other than a voluntary termination), (3) liquidate our portfolio, or (4) merge with another entity or enter into an Extraordinary Transaction, as defined in the Second Amended and Restated Limited Partnership Agreement.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquire our first real estate asset, pursuant to the Advisory Agreement, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

As of December 31, 2016, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

As of December 31, 2015, we had incurred total operating expenses for the 12 months then ended that exceeded the greater of 2% of our average invested assets or 25% of our net income, as defined, in the four consecutive fiscal quarters then ended by approximately $255,000 (the “Excess Expenses”). On March 4, 2016, our board of directors, including all of the independent directors, determined that there were unusual and non-recurring factors that were sufficient to justify the Excess Expenses, including but not limited to: (1) the amounts reflect legitimate operating expenses necessary for the operation of our business; (2) we are in our first full year of operations and we are still in the acquisition and development stage; (3) the start-up costs associated with our first full year of operations, including the expenses associated with being a public company (such as audit and legal services, director and officer liability insurance and fees for directors), are significant and disproportionate to our average invested assets and net income; (4) our average invested assets was low due to us owning between 3 and 12 properties during the four fiscal quarter period; and (5) our focus on acquisition of self storage properties that are not yet stabilized.

Dealer Manager Agreement

In connection with our Private Offering, our Dealer Manager received a sales commission of up to 7.0% of gross proceeds from sales in the Private Offering and a dealer manager fee equal to up to 3.75% of gross proceeds from sales in the Private Offering under the terms of the dealer manager agreement for our Private Offering (the “Private Offering Dealer Manager Agreement”). In connection with our Primary Offering, our Dealer Manager receives a sales commission of up to 7.0% of gross proceeds from sales of Class A Shares and up to 2.0% of gross proceeds from the sales of Class T Shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A Shares and Class T Shares in the Primary Offering under the terms of the Dealer Manager Agreement. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A shares and Class T shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of the Primary Offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T share is redeemed or is no longer outstanding. Our Dealer Manager has entered into participating dealer agreements with certain other broker-dealers which

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allows all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also receives reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering.

Affiliated Dealer Manager

Our Chief Executive Officer owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager through August 31, 2014. Effective August 31, 2014, SmartStop indirectly owned the 15% non-voting equity interest in our Dealer Manager, pursuant to the Self Administration and Investment Management Transaction. Effective October 1, 2015, in connection with the Merger, the 15% non-voting equity interest in our Dealer Manager is now owned by our Sponsor. An affiliate of our Dealer Manager continues to own a 2.5% non-voting membership interest in our Advisor.

Property Management Agreement

Through September 30, 2015, each of our self storage properties was managed by our Property Manager under separate property management agreements. Under each agreement, our Property Manager received a fee for its services in managing our properties, generally equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the Property Manager’s costs of managing the properties. Reimbursable costs and expenses included wages and salaries and other expenses of employees engaged in operating, managing and maintaining our properties. Our Property Manager also received a one-time fee for each property acquired by us that was managed by our Property Manager in the amount of $3,750. In the event that our Property Manager assisted with the development or redevelopment of a property, we paid a separate market-based fee for such services. In addition, our Property Manager was entitled to a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000 and an administration fee equal to $0.50 a month for each insurance policy purchased by a tenant at one of our properties in connection with the tenant insurance program. Additionally, each agreement included a non-solicitation provision and a provision regarding the Property Manager’s use of trademarks and other intellectual property owned by SmartStop.

As of October 1, 2015, each of our self storage properties located in the United States are subject to separate property management agreements with our Property Manager, which in turn has entered into sub-property management agreements with Extra Space, which provides on-site management of our properties. Such agreements were entered into effective the later of October 1, 2015 or their respective acquisition date. Under the property management agreements, our Property Manager receives a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of the Property Manager’s costs of managing the properties. Extra Space agreed to pay up to $25,000 for each property managed toward the signage and set-up costs associated with converting each property to the Extra Space brand (the “Set-Up Amount”). The property management agreements have a three year term and automatically renew for successive one year periods thereafter, unless we or our Property Manager provides prior written notice at least 90 days prior to the expiration of the term. We may terminate a property management agreement without cause at any time during the initial three year term if we pay the Property Manager a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, we may terminate a property management agreement on 30 days prior written notice without payment of a termination fee. Our Property Manager may terminate a property management agreement on 60 days prior written notice to us.

The sub-property management agreements between our Property Manager and Extra Space are substantially the same as the property management agreements between us and our Property Manager. Under the sub-property management agreements, our Property Manager pays Extra Space a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of Extra Space’s costs of managing the properties; provided, however that no management fee is due and payable to Extra Space for the months of January and July each year during the term. Extra Space has the exclusive right to offer tenant insurance to the tenants and is entitled to all of the benefits of such tenant insurance. The sub-property management agreements also have a three year term and automatically renew for successive one year

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

periods thereafter, unless our Property Manager or Extra Space provides prior written notice at least 90 days prior to the expiration of the term. Our Property Manager may terminate the sub-property management agreement without cause at any time during the initial three year term if it pays Extra Space a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, our Property Manager may terminate a sub-property management agreement on 30 days prior written notice without payment of a termination fee. Extra Space may terminate a property management agreement on 60 days prior written notice to our Property Manager.

In addition, we entered into an agreement with Extra Space and our Property Manager in which we agreed that, subject to certain limitations, our Property Manager will retain Extra Space as sub-property manager for all self storage properties we acquire in the United States that will be managed by our Property Manager.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the years ended December 31, 2015 and 2016, as well as any related amounts payable as of December 31, 2015 and 2016:

	Year Ended December 31, 2015			Year Ended December 31, 2016
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$774,212	$748,513	$25,699	$545,696	$561,480	$9,915
Asset management fees	180,060	216,308	—	417,217	409,967	7,250
Property management fees(1)	378,190	446,336	—	565,519	565,519	—
Acquisition expenses	822,798	775,620	117,075	753,090	863,741	6,424
Debt issuance costs	143,773	41,523	102,250	65,015	167,265	—
Capitalized
Debt issuance costs	—	165,542	—	—	—	—
Other assets	20,000	107,405	—	—	—	—
Additional Paid-in Capital
Selling commissions	1,462,535	1,490,534	—	5,348,277	5,348,277	—
Dealer Manager fees	365,634	372,474	5,161	1,474,763	1,380,898	99,026
Stockholder servicing fees(2)	—	—	—	873,133	32,213	840,920
Offering costs	471,519	1,850,917	2,812	431,718	434,530	—

Total	$4,618,721	$6,215,172	$252,997	$10,474,428	$9,763,890	$963,535

(1)	During the years ended December 31, 2015 and 2016, property management fees include approximately $92,000 and approximately $475,000, respectively, of fees paid to the sub-property manager of our properties.
(2)	The Company pays our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering.

Extra Space Self Storage

In connection with the merger of SmartStop into Extra Space, certain of our executive officers, including H. Michael Schwartz, Paula Mathews, Michael McClure and James Berg, received units of limited partnership interest in Extra Space Storage LP, the operating partnership for Extra Space, in exchange for units of limited partnership of SmartStop Self Storage Operating Partnership, L.P., the operating partnership for SmartStop, owned by such executives.

Tenant Protection Plan

During the first quarter of 2016, in connection with our acquisition of a property located in Canada, our board of directors approved our participation in a tenant protection plan pursuant to which we will receive 50% of the net revenues generated for each tenant protection plan purchased by a customer at our Canadian properties and our Property Manager will receive the other 50% of such net revenues.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Note 8. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted an amended and restated distribution reinvestment plan that allows both our Class A and Class T stockholders to have distributions otherwise distributable to them invested in additional shares of our Class A and Class T Shares, respectively. As of April 21, 2016, the purchase price per share is equivalent to our estimated value per share of $10.05. We may amend or terminate the amended and restated distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. No sales commissions or dealer manager fee will be paid on shares sold through the amended and restated distribution reinvestment plan. As of December 31, 2016, we had sold approximately 105,000 shares through our distribution reinvestment plan offering for Class A Shares and approximately 6,000 shares for our Class T Shares.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. The complete terms of our share redemption program are described in our prospectus

The amount that we may pay to redeem stock for redemptions is the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 3	90.0% of Redemption Amount
3 or more but less than 4	95.0% of Redemption Amount
4 or more	100.0% of Redemption Amount

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

At any time we are engaged in an offering of shares, the Redemption Amount for shares purchased under our share redemption program will always be equal to or lower than the applicable per share offering price. As long as we are engaged in an offering, the Redemption Amount shall be the lesser of the amount the stockholder paid for their shares or the price per share in the current offering. If we are no longer engaged in an offering, the per share Redemption Amount will be determined by our board of directors. Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. At any time the redemption price during an offering is determined by any method other than the offering price, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

The Redemption Amount for shares received as a stock distribution shall be equal to the lesser of the per share amount the stockholder paid for the original shares purchased or the price per share in the current offering. The length of time shares received as a stock distribution are held shall start on the date such stock distribution was declared. In addition, the redemption price per share will be adjusted for any stock combinations, splits and recapitalizations with respect to the shares of common stock and reduced by the aggregate amount of net sale or refinance proceeds per share, if any, distributed to the redeeming stockholder prior to the redemption date.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•	Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan, less any prior redemptions.

•	We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Since inception, we have received one redemption request for approximately 4,000 shares (approximately $36,000) which was fulfilled in January 2017. Additionally, as of December 31, 2016, we had issued approximately 113,000 shares (approximately $1.1 million) under our distribution reinvestment plan.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Note 9. Potential Acquisitions

Pembroke Pines, Florida

On February 8, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of property that will be developed into a self storage facility located in Pembroke Pines, Florida (the “Pembroke Pines Property”). The Pembroke Pines Property is being developed by the seller into a self storage facility. The purchase price for the Pembroke Pines Property is approximately $15.7 million, plus closing costs and acquisition fees. We expect the acquisition of the Pembroke Pines Property to close in the third or fourth quarter of 2017 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with a combination of net proceeds from our Public Offering and/or through a drawdown on future credit facilities. If we fail to acquire the Pembroke Property, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

Note 10. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the years ended December, 31, 2016 and 2015, respectively:

	Three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Total revenues	$2,072,885	$2,249,591	$2,437,082	$2,554,201
Total operating expenses	2,979,250	2,954,341	2,486,959	2,751,160
Operating loss	(906,365)	(704,750)	(49,877)	(196,959)
Net loss	(1,520,001)	(1,279,833)	(571,599)	(583,941)
Net loss attributable to common shareholders	(2,021,593)	(1,783,520)	(964,435)	(602,913)
Net loss per Class A share-basic and diluted	(0.63)	(0.39)	(0.17)	(0.09)
Net loss per Class T share-basic and diluted	(0.63)	(0.39)	(0.17)	(0.09)

	Three months ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Total revenues	$951,653	$1,241,755	$1,292,224	$1,371,775
Total operating expenses	1,592,434	1,619,962	1,836,662	2,159,038
Operating loss	(640,781)	(378,207)	(544,438)	(787,263)
Net loss	(834,329)	(590,767)	(758,800)	(1,191,825)
Net loss attributable to common shareholders	(1,302,893)	(1,154,918)	(1,314,402)	(1,693,559)
Net loss per Class A share-basic and diluted	(1.60)	(1.36)	(1.26)	(0.82)
Net loss per Class T share-basic and diluted	—	—	—	(0.82)

As discussed in Note 3, during the fourth quarter of 2015 we completed the purchase price allocations for the properties acquired during the first quarter of 2015. Also during the fourth quarter of 2015 we recognized the cumulative measurement period adjustments in our consolidated statement of operations. If such measurement period adjustments were retroactively recorded they would have had the aggregate impact of increasing depreciation by approximately $6,000, $9,000 and $10,000 and decreasing intangible amortization expense by approximately $45,000, $74,000 and $75,000, respectively related to the first, second and third quarters of 2015. However, as discussed in Note 2, we early adopted ASU 2015-16 in the interim period ended December 31, 2015 and the cumulative measurement period adjustments were recorded in the fourth quarter of 2015.

Also as discussed in Note 3, during the fourth quarter of 2016 we completed the purchase price allocations for the properties acquired during the fourth quarter of 2015, as well as San Antonio II, Stoney Creek, Torbarrie, Baseline and Asheville. Also during the fourth quarter of 2016 we recognized cumulative measurement period adjustments in our consolidated statement of operations. If such measurement period adjustments were retroactively recorded they would have had the aggregate impact of decreasing depreciation by approximately $5,000, $41,000, $40,000 and $40,000 and decreasing intangible amortization expense by approximately $8,000, $76,000, $64,000 and $64,000, respectively related to the fourth quarter of 2015, and first, second and third quarters of 2016. However, as discussed in Note 2, we early adopted ASU 2015-16 in the interim period ended December 31, 2015 and the cumulative measurement period adjustments were recorded in the fourth quarter of 2016.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Note 11. Declaration of Distributions

Cash Distribution Declaration

On December 20, 2016, our board of directors declared a daily distribution in the amount of $0.0010958904 per share on the outstanding shares of common stock, payable to both Class A and Class T stockholders of record of such shares as shown on our books as of the close of business on each day during the period commencing on January 1, 2017 and ending March 31, 2017. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 12. Subsequent Events

Completed Acquisitions

Elk Grove Property

On January 13, 2017, we closed on a self storage facility located in Elk Grove Village, Illinois for a purchase price of approximately $10.1 million, plus closing costs and acquisition fees, which was funded by a combination of a draw under the KeyBank Facility, and the remainder from the net proceeds of our Offering. We incurred acquisition fees of approximately $180,000 in connection with the acquisition.

Garden Grove Property

On March 16, 2017, we closed on a self storage facility located in Garden Grove, California for a purchase price of approximately $18.4 million, plus closing costs and acquisition fees, which was with net proceeds of our Offering. We incurred acquisition fees of approximately $320,000 in connection with the acquisition.

Potential Acquisitions

Sarasota Property

On March 1, 2017, we entered into an assignment with our Sponsor in which our Sponsor assigned us a purchase and sale agreement with an unaffiliated third party for the acquisition of property that is being developed into a self storage facility located in Sarasota, Florida (the “Sarasota Property”). The purchase price for the Sarasota Property is approximately $7.4 million, plus closing costs and acquisition fees. We expect the acquisition of the Sarasota Property to close in the first or second quarter of 2017 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with a combination of net proceeds from our Offering. If we fail to acquire the Sarasota Property, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

SecureCare Portfolio

On March 2, 2017, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of two existing self storage facilities in Asheville, North Carolina (the “SecureCare Portfolio”). The purchase price for the SecureCare Portfolio is approximately $11.0 million, plus closing costs and acquisition fees. We expect the acquisition of the SecureCare Portfolio to close in the second quarter of 2017. We expect to fund such acquisition with a combination of net proceeds from our Offering and/or through a drawdown on credit facilities. If we fail to acquire the SecureCare Portfolio, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

Termination of the San Antonio II Purchase and Sale Agreement

On August 24, 2016, one of our subsidiaries executed a purchase and sale agreement (the “San Antonio II Sale Agreement”) with an unaffiliated third party (the “Buyer”) to sell a self storage facility and industrial warehouse/office space included therein located in San Antonio, Texas (the “San Antonio II Property”) for a purchase price of approximately $15.65 million. The Buyer made an earnest money deposit of $250,000.

Under the San Antonio Sale Agreement, the Buyer had the right to terminate the San Antonio Sale Agreement for any reason through September 22, 2017 and to receive a refund of its earnest money. On March 10, 2017, the Buyer delivered written notice to us of its election to terminate the San Antonio Sale Agreement. As a result, the San Antonio Sale Agreement was terminated and we have returned the earnest money to the Buyer.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

Storage Auction Program

In March of 2017, our Sponsor acquired a minority interest in a company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions for the contents of abandoned storage units online instead of using live auctions conducted at the self storage facilities. The Auction Company is expected to receive a service fee for such services. Our sub-property manager in the future may utilize the Auction Company at our properties, and we would be responsible for paying any fees related to our properties. Our properties would receive the proceeds from such online auctions.

Cash Distribution Declaration

On March 14, 2017, our board of directors declared a daily distribution in the amount of $0.0010958904 per share on the outstanding shares of common stock, payable to both Class A and Class T stockholders of record of such shares as shown on our books as of the close of business on each day during the period commencing on April 1, 2017 and ending June 30, 2017. Such distributions payable to each stockholder of record during a month will be paid the following month.

Offering Status

As of March 17, 2017, in connection with our Primary Offering we had issued approximately 12,529,000 Class A shares of our common stock and approximately 4,265,000 Class T Shares of our common stock for gross proceeds of approximately 134.9 million and approximately 44.9 million, respectively. On February 19, 2017, our board of directors approved the close of our Primary Offering upon us reaching the $200 million threshold in our Primary Offering. See our Current Report on Form 8-K filed with the SEC on February 13, 2017 for more information on the close down of our Primary Offering.

KeyBank Facility

Subsequent to December 31, 2016, we borrowed additional amounts and made additional payments on the KeyBank Facility ultimately bringing our outstanding balance to zero as of March 17, 2017.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

SCHEDULE III

December 31, 2016

			Initial Cost to Company					Gross Carrying Amount at December 31, 2016
Description	ST	Encumbrance	Land	Building and Improvements	Total	Cost Capitalized Subsequent to Acquisition		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Fort Pierce	FL	$401,501	$700,000	$3,060,000	$3,760,000	$101,606		$700,000	$3,161,606	$3,861,606	$(271,548)	2008	7/31/2014
Las Vegas I	NV	962,638	2,180,000	6,865,000	9,045,000	213,580		2,180,000	7,078,580	9,258,580	(603,287)	1999	7/31/2014
Las Vegas II	NV	625,446	1,380,000	4,460,000	5,840,000	175,494		1,380,000	4,635,494	6,015,494	(356,059)	1996	9/29/2014
Colorado Springs	CO	456,182	1,510,000	2,526,875	4,036,875	350,653		1,510,000	2,877,528	4,387,528	(216,505)	1983	1/29/2015
Riverside	CA	244,654	220,000	1,766,875	1,986,875	366,184		220,000	2,133,059	2,353,059	(145,366)	1980	2/05/2015
Stockton	CA	162,102	150,000	1,356,875	1,506,875	52,209		150,000	1,409,084	1,559,084	(108,544)	1984	2/05/2015
Azusa	CA	440,218	1,260,000	2,716,875	3,976,875	257,111		1,260,000	2,973,986	4,233,986	(212,055)	1986	2/05/2015
Romeoville	IL	370,428	480,000	2,766,875	3,246,875	315,872		480,000	3,082,747	3,562,747	(222,888)	1986	2/05/2015
Elgin	IL	102,996	110,000	546,875	656,875	333,735		110,000	880,610	990,610	(61,523)	1986	2/05/2015
San Antonio I	TX	1,113,251	4,069,211	7,122,002	11,191,213	(484,053	)(1)	4,069,211	6,637,949	10,707,160	(239,107)	1998	12/17/2015
Kingwood	TX	815,519	3,622,192	4,162,277	7,784,469	59,134		3,622,192	4,221,411	7,843,603	(162,052)	2001	12/17/2015
Aurora	CO	739,242	1,154,219	5,943,909	7,098,128	11,847		1,154,219	5,955,756	7,109,975	(263,135)	2015	12/17/2015
San Antonio II	TX	1,212,823	2,406,214	9,253,638	11,659,852	4,988		2,406,214	9,258,626	11,664,840	(306,661)	2004	1/06/2016
Stoney Creek – TOR –CAN(2)		—	1,516,032	—	1,516,032	56,894	(3)	1,572,926	—	1,572,926	—	N/A	2/11/2016
Torbarrie – TOR –CAN(2)		—	1,422,904	898,676	2,321,580	(90,480	)(3)	1,368,408	862,692	2,231,100	—	1980	5/17/2016
Phoenix	AZ	5,053,000	710,796	6,512,011	7,222,807	6,499		710,796	6,518,510	7,229,306	(131,793)	2016	5/26/2016
Asheville	NC	—	1,421,684	1,578,316	3,000,000	—		1,421,684	1,578,316	3,000,000	—	1982	12/30/2016

		$12,700,000	$24,313,252	$61,537,079	$85,850,331	$1,731,273		$24,315,650	$63,265,954	$87,581,604	$(3,300,523)

(1)	Insured property damage was incurred at our San Antonio I property during the year ended December 31, 2016. An insurance claim was submitted and will cover the estimated repair costs with the exception of our $25,000 insurance deductible. In accordance with GAAP we have recorded the insurance proceeds in other assets. The property remains open and neither the damage, nor the repair process has or is expected to impact our operations.
(2)	This property is located in Ontario, Canada.
(3)	The change in cost at these self storage facilities are the net of the impact of foreign exchange rate changes and any actual additions.

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STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2016

Activity in real estate facilities during 2016 was as follows:

2016
Real estate facilities
Balance at beginning of year	$60,329,399
Facility acquisitions	25,720,271
Finalized purchase price allocations related to fourth quarter 2015 acquisitions	563,811
Insured property damage(1)	(510,872)
Impact of foreign exchange rate changes	(33,587)
Improvements	1,512,582

Balance at end of year	$87,581,604

Accumulated depreciation
Balance at beginning of year	$1,157,113
Depreciation expense	2,143,410

Balance at end of year	$3,300,523

Construction in process
Balance at beginning of year	$30,808
Additions	2,143,383

Balance at end of year	$2,174,191

Real estate facilities, net	$86,455,272

(1)	Insured property damage was incurred at our San Antonio I property during the year ended December 31, 2016. An insurance claim was submitted and will cover the estimated repair costs with the exception of our $25,000 insurance deductible. In accordance with GAAP we have recorded the insurance proceeds in other assets. The property remains open and neither the damage, nor the repair process has or is expected to impact our operations.

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